CENDANT CORPORATION COMPLETES TENDER OFFER
                           FOR JACKSON HEWITT INC.

                    STAMFORD, CT AND PARSIPPANY, NJ, JANUARY 6,
          1998 - Cendant Corporation (NYSE: CD) announced today that it has completed its tender offer for all outstanding shares of Jackson Hewitt Inc. (JTAX) common stock at $68.00 per share. The tender offer expired at 5:00 p.m. yesterday. Cendant Corporation has been advised by the depositary for the tender offer that as of the expiration of the offer approximately 6,442,154 shares of JTAX common stock were validly tendered and not withdrawn (including 86,674 shares tendered pursuant to the procedures for guaranteed delivery), representing 95.6% of total shares outstanding. As previously announced, Cendant Corporation plans to acquire the remaining Jackson Hewitt common shares at $68.00 per share through a cash merger, expected to be completed shortly.

                    Jackson Hewitt is the second largest tax preparation service system in the United States with locations in 41 states. The company franchises a system of approximately 2,050 offices that specialize in computerized preparation of federal and state individual income tax returns. There are over 114 million tax returns filed annually in the United States with more than 50 percent prepared by a paid service. The Jackson Hewitt system currently has a 1 percent share of total tax returns. H&R Block is the country's largest tax preparation service with a 12 percent market share.

                    Cendant Corporation is a global provider of consumer and business services, and operates in three principal segments: Membership, Travel and Real Estate Services. In Membership Services, Cendant provides access to travel, shopping, auto, dining and other services through more than 73 million memberships worldwide. In Travel Services, Cendant is the leading franchisor of hotels and rental car agencies worldwide, the premier provider of vacation exchange services and the second largest fleet management company. In Real Estate Services, Cendant is the world's premier franchisor of residential real estate brokerage offices, a major provider of mortgage services to consumers and a global leader in corporate employee relocation. A pioneer in interactive shopping, Cendant is a major online commerce facilitator, with more than $1 billion in yearly sales through its netMarket and other interactive services.

               INVESTOR CONTACT:             PRESS CONTACT:
               Laura P. Hamilton             Elliot Bloom
               Senior Vice President,        VP, Public Relations
               Corporate Communications      (973) 496-8414
               (203) 965-5114